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                             October 19, 2021

       Marc Lasky
       Chief Executive Officer
       Fernhill Corp
       3773 Howard Hughes Pkwy
       Suite 500s
       Las Vegas, NV 89169

                                                        Re: Fernhill Corp
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed October 5,
2021
                                                            File No. 024-11630

       Dear Mr. Lasky:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2021 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       General

   1. We note your response to comment 2 and reissue our comment. Rule 251(b)(3) provides that Regulation A is
not available for issuers of securities that are development stage companies that either
have no specific business plan or purpose, or have indicated that their business plan is
to merge with or acquire an unidentified company or
                                                        companies. We note your
disclosure still indicates that you intend to acquire, build and develop businesses and
the use of proceeds continues to reflect a significant amount of the proceeds are allocated
to acquisitions. Please provide us with an analysis as to how you are eligible to conduct
this offering under Regulation A.
 Marc Lasky
Fernhill Corp
October 19, 2021
Page 2

        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,
FirstName LastNameMarc Lasky
                                                        Division of Corporation
Finance
Comapany NameFernhill Corp
                                                        Office of Real Estate &
Construction
October 19, 2021 Page 2
cc:       Jeff Turner, Esq.
FirstName LastName